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                                 April 14, 1998


VIA FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7-8
Washington, D.C.  20549

Attn:    Richard K. Wulff
         John Reynolds

         Re:      Phoenix Preschool Holdings, Inc.
                  Registration Statement on Form SB-2 (No. 333-31407) (1933 Act File No. 333-31407)

Gentlemen:

         On behalf of Phoenix Preschool Holdings, Inc. (the "Company"), I hereby request that the Company's Registration Statement on Form SB-2 (No. 333-31407) be withdrawn effective immediately. The Company has determined to withdraw the Registration Statement and delay its contemplated public offering until a later date when its business has grown to a level sufficient to merit a larger offering that will permit a wider distribution of its shares.

         Please feel free to call Michael Medveckus, Esq. (215) 569-5335 regarding this request.

                                   Sincerely,


                                   MICHAEL C. KOFFLER, President

cc w/encl.: Frederick D. Lipman, Esq.
            Arthur Marcus, Esquire